Insight

The China Fund, Inc. (CHN)

June 2002

MARTIN · CURRIE

Asian Direct Capital Management

In brief...

at May 31, 2002

Net Asset Value per share*	**US$17.22**
Market Price*	**US$15.01**
Premium/Discount*	**-12.83%**
Fund size*	**US$173.4m**

**Source: State Street Corporation/Martin Currie Inc*

	China Fund NAV	MSCI Golden Dragon
1 month return*	**2.6%**	**-3.2%**
1 year return*	**6.9%**	**-4.1%**

Manager's commentary



The US dollar continued to weaken in May. With the renminbi pegged to the dollar, this will further strengthen the international competitiveness of China's manufacturing sector. In April, exports grew by 17% year-to-year and industrial production rose by 12.1%. US dollar weakness will also help to combat deflationary pressures (CPI was 0.26% year-to-year in May). Despite these positive developments, Chinese indices fell during May. As a response to weak US equity markets, the Hang Seng declined by 3.1% and Taiwan, with its greater sensitivity to US consumption, fell by 6.4%. However, benefiting from our concentration on companies which focus on domestic demand and small-cap stocks, your fund was up 2.6% over one month.

We are in the process of relocating from Taipei to Shanghai, so I had the opportunity to see how strong the local property market is there. After a long slump, the market started to rebound in the middle of 2001. China enjoys strong domestic liquidity, recording big monthly trade surpluses and inflows of direct foreign investment. The rates on bank deposits and government bonds are unappealing, and the domestic "A" share market is suffering from an overhang of state shares, so property investment is an attractive alternative. The local banks' keenness to develop mortgage business is another stimulus. With no rise in local interest rates in sight, we are adding to our investments in property companies which concentrate in the PRC (not Hong Kong, where we expect a long bear market in property). We also favour companies benefiting from growth in home ownership, such as **Shanghai Friendship**, whose 'Homart DIY' chain is expanding rapidly. The property boom is even creating whole new industries - more and more real estate agent offices are to be seen on Shanghai street corners. Well, every boom has its downside…

Investment stategy

Your fund is 99.3% invested with holdings in 55 companies. Of the portfolio, 36% is in Taiwan-listed companies, particularly those operating successfully in the PRC. Direct investments have increased to 7.1% of the portfolio.

Adding to our holding in **Lifetec**, and buying **Essex Biotechnology** and **Hong Kong Pharmaceutical**, we increased our weighting in China's growing biotech industry. We think the sector is misunderstood. All these companies have bought drugs that are already approved at low prices. So the risk is whether the companies can sell them, not whether they work or can get regulatory approval, which would involve higher risks. Hong Kong Pharmaceutical is also attractive as it is the first foreign company to distribute retail drugs in China.

China's textile industry appears to be a clear winner of WTO entry. With the Multi-fibre agreement quota scheme to be wound down, garment makers prepare to increase their capacity there. The political problems in the Indian sub-continent have also led to a shift of orders to China. In May we bought **Tack Fat** (its name sounds better in translation - "Virtuous Development"). Apart from being the world's largest manufacturer of swimwear, it is has also licensed the popular cartoon character "Blue Cat" for garment sales in the PRC. We have noticed a trend for local brands to use such tactics as they compete against global names.

As for our sales, we have taken profits on some small, agricultural companies which have enjoyed a strong run - Chaoda, Euro-Asia and Global Biochem. We have also sold Beijing Airport. The prospect of it acquiring other airports has diminished.

Chris Ruffle

The fund has completed a direct investment of US$ 3.0 million in **Captive Finance Limited**. Based in Hong Kong, Captive is a leasing company that focuses on information technology equipment. It also has offices in Singapore, Malaysia, Europe and the US. Led by an experienced and proven management team, the company has already built up a lease portfolio amounting to over US$90 million since it started operating at the end of 2000. There are only a few global players in this market, and leasing demand keeps growing at an impressive rate, especially in Asia. So Captive is well positioned to grow into a leading technology equipment leasing company.

ADCM

Source: Martin Currie Inc

Fund details*

Market cap	**US$151.6m**
Shares outstanding	**10,073,173 shares**
Exchange listed	**NYSE**
Listing date	**July 10, 1992**
Investment manager	**Martin Currie Inc**
Direct investment manager	**Asian Direct Capital Management**

Asset allocation* (%)


Hong Kong 45.2%
Taiwan 36.0%
B shares 4.7%
New York 2.3%
Direct 7.1%
Singapore 4.2%
Cash 0.7%

15 largest listed investments* (48.3%)

TCL International	*Information Technology*	5.9%
Taipei Bank	*Financials*	4.5%
Chunghwa Telecom	*Telecommunications*	4.5%
Phoenixtec Power	*Consumer Staples*	4.1%
Zhejiang Expressway	*Utilities*	3.6%
Fountain Set Holdings	*Materials*	3.5%
Wah Sang Gas Holdings	*Energy*	2.9%
Yanzhou Coal Mining	*Energy*	2.9%
Ho Tung Chemical	*Materials*	2.5%
Synnex Technologies	*Consumer Discretionary*	2.5%
Brilliance China	*Consumer Discretionary*	2.4%
Chinadotcom	*Information Technology*	2.3%
Polaris Securities	*Financials*	2.3%
TPV Technology	*Information Technology*	2.2%
Want Want Holdings	*Consumer Staples*	2.2%

Direct investments* (7.1%)

Kowloon Development	*Real Estate*	2.0%
A-S China Plumbing Products	*Consumer Disc.*	1.9%
Captive Finance	*Financials*	1.7%
Moulin International (2004 CB)	*Manufacturing*	1.2%
New World Sun City	*Real Estate*	0.3%

Sector allocation*

	% of net assets	MSCI Golden Dragon %
Information Technology	20.0	25.0
Consumer Staples	9.5	0.5
Consumer Discretionary	10.2	5.4
Financials	13.9	29.9
Industrials	11.4	15.1
Utilities	8.6	8.9
Energy	2.9	2.9
Materials	7.8	4.8
Telecommunications	8.6	7.4
Health Care	6.4	0.1
Cash	0.7	-
Total	100.0	100.0

Performance* (in US$ terms)

	NAV %	Market price %
One month	2.6%	0.9%
Calendar year to date	14.1%	20.9%
3 years **	15.6%	18.6%

Fund performance

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**2.6**	**10.5**	**14.1**	**6.9**	**15.6**	**-1.9**	**4.1****
MSCI Golden Dragon	-3.2	6.1	1.8	-4.1	-5.7	-7.3	-
Hang Seng Chinese Enterprise Index	3.7	6.1	21.2	-8.8	5.20	-14.79	-

*Source: * State Street Corporation/MC Inc. # The Fund was launched on July 10, 1992 ** Annualized Return*

Performance in perspective



The China Fund Inc.
The China Fund Inc. vs MSCI Golden Dragon
NAV
% Relative Return
NAV ($US)
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
25.0
20.0
15.0
10.0
5.0
0.0
17-Jul-92
30-Sep-92
31-Dec-92
31-Mar-93
30-Jun-93
30-Sep-93
27-Dec-93
28-Feb-94
31-May-94
31-Aug-94
30-Nov-94
31-Jan-95
30-Apr-95
31-Jul-95
31-Oct-95
31-Dec-95
31-Mar-96
30-Jun-96
30-Sep-96
31-Dec-96
31-Mar-97
30-Jun-97
30-Sep-97
31-Dec-97
31-Mar-98
30-Jun-98
30-Sep-98
28-Dec-98
28-Feb-99
31-May-99
31-Aug-99
30-Nov-99
31-Jan-00
30-Apr-00
31-Jul-00
31-Oct-00
31-Jan-01
30-Apr-01
31-Jul-01
31-Oct-01
31-Jan-02
30-Apr-02

The China Fund Inc. Premium/discount



% Premium/Discount
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
Oct 92
Jan 93
Apr 93
Jul 93
Oct 93
Jan 94
Apr 94
Jul 94
Oct 94
Jan 95
Apr 95
Jul 95
Oct 95
Jan 96
Apr 96
Jul 96
Oct 96
Jan 97
Apr 97
Jul 97
Oct 97
Jan 98
Apr 98
Jul 98
Oct 98
Jan 99
Apr 99
Jul 99
Oct 99
Jan 00
Apr 00
Jul 00
Oct 00
Jan 01
Apr 01
Jul 01
Oct 01
Jan 02
Apr 02

Dividend History Chart*



1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Income	0.04340	0.08530	0.00930	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205
Long term capital gain	0.00000	0.03780	0.24120	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000
Short term capital gain	0.01160	0.78720	0.35940	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000

All charts are based on 30 April, 2002.

**Source: State Street Corporation*

The portfolio - in full

at May 31, 2002

Sector	Company (code)	Price	Holding	Value $	% of portfolio
Hong Kong 45.2%					
TCL International Holdings Ltd	1070 HK	HK$2.15	37,318,000	10,286,570	5.9%
Zhejiang Expressway Co., Ltd	576 HK	HK$2.48	19,814,000	6,287,255	3.6%
Fountain Set (Holdings) Ltd	420 HK	HK$3.10	15,250,000	6,061,014	3.5%
Wah Sang Gas Holdings	8035 HK	HK$1.26	30,998,000	5,007,465	2.9%
Yanzhou Coal Mining Co.	1171 HK	HK$3.20	12,200,000	5,005,225	2.9%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$1.30	24,300,000	4,081,232	2.4%
TPV Technology, Ltd	903 HK	HK$3.03	9,968,000	3,865,869	2.2%
LifeTec Group, Ltd	1180 HK	HK$0.35	77,408,000	3,473,503	2.0%
China Rare Earth Holdings, Ltd	769 HK	HK$1.92	12,600,000	3,101,598	1.8%
Asia Satellite Telecommunications Holdings	1135 HK	HK$14.25	1,693,000	3,093,040	1.8%
Arcontech, Corp	8097 HK	HK$1.35	15,386,000	2,663,013	1.5%
Natural Beauty Bio-Technology Ltd	157 HK	US$1.02	19,000,000	2,509,022	1.5%
China Mobile (Hong Kong) Ltd	941 HK	HK$24.65	780,000	2,465,048	1.4%
Sinopec Yizheng Chemical	1033 HK	HK$1.28	14,694,000	2,204,213	1.4%
Geomaxima	702 HK	HK$1.29	12,400,000	2,050,809	1.2%
Shangri-La Asia, Ltd	69 HK	HK$6.00	2,544,000	1,973,269	1.1%
Mainland Headwear Holdings	1100 HK	HK$2.93	5,000,000	1,875,036	1.1%
Euro-Asia Agriculture	932 HK	HK$2.78	4,900,000	1,743,303	1.0%
China Overseas Land & Investment, Ltd	688 HK	HK$0.94	14,200,000	1,711,315	1.0%
Anhui Expressway	955 HK	HK$1.70	6,950,000	1,514,773	0.9%
China Travel	308 HK	HK$1.60	7,218,000	1,480,644	0.9%
Essex Bio-Technology Ltd	8151 HK	HK$0.44	25,418,166	1,433,873	0.8%
Chen Hsong Holding, Ltd	57 HK	HK$1.47	6,630,000	1,249,524	0.7%
Leefung-Asco Printers Holdings Ltd	623 HK	HK$1.15	3,602,000	531,074	0.3%
Jackin International	630 HK	HK$0.26	15,032,000	491,440	0.3%
Hong Kong Pharmaceuticals Holdings Ltd	182 HK	HK$1.24	3,000,000	476,932	0.3%
Technology Venture Holdings Ltd	61 HK	HK$0.56	6,592,000	473,281	0.3%
Sino Golf Holdings Ltd	361 HK	HK$0.86	4,200,000	463,086	0.3%
Tack Fat Group International Ltd	928 HK	HK$0.64	5,000,000	410,264	0.2%
Taiwan 36.0%					
Taipei Bank	2830 TT	NT$26.10	10,115,400	7,765,057	4.5%
Chunghwa Telecom Co., Ltd	2412 TT	NT$53.50	4,908,000	7,722,882	4.5%
Phoenixtec Power Co., Ltd	2411 TT	NT$31.70	7,595,000	7,081,221	4.1%
Ho Tung Chemical, Corp	1714 TT	NT$19.30	7,732,950	4,389,586	2.5%
Synnex Technologies International, Corp	2347 TT	NT$48.00	3,084,000	4,353,882	2.5%
Polaris Securities Co., Ltd	6011 TT	NT$17.10	8,042,000	4,044,653	2.3%
Pacific Construction Co., Ltd	2506 TT	NT$3.97	32,841,000	3,834,670	2.2%
Sinopac Holdings Co	2890 TT	NT$15.90	8,186,991	3,828,622	2.2%
Choice Lithograph, Inc	9929 TT	NT$19.20	6,273,000	3,542,400	2.0%
Cheng Shin Rubber	2105 TT	NT$35.90	3,000,000	3,167,647	1.8%
Advantech Co., Ltd	2395 TT	NT$86.50	959,100	2,440,063	1.4%
Tong Yang	1319 TT	NT$21.60	3,532,000	2,243,859	1.3%
Elan Microelectronics	2458 TT	NT$43.00	1,500,000	1,897,059	1.1%
DBTEL, Inc	5304 TT	NT$29.10	2,000,000	1,711,765	1.0%
Lian Hwa Foods	1231 TT	NT$16.60	3,259,000	1,591,159	0.9%
Ability Enterprise Corp	2374 TT	NT$29.90	1,700,000	1,495,000	0.9%
Tainan Enterprises	1473 TT	NT$48.50	1,000,000	1,426,471	0.8%
B shares 4.7%					
Shanghai Friendship Group Co., Inc	900923 CH	US$1.02	3,530,000	3,604,130	2.1%
Luthai Textile Co., Ltd	200726 CH	HK$8.10	1,999,869	2,076,827	1.2%
Shanghai Matsuoka, Co	900955 CH	US$155	981,850	1,521,868	0.9%
Weifu High Technology	200581 CH	HK$5.22	1,397,550	935,301	0.5%
New York 2.3%					
Chinadotcom, Corp	China US	US$2.47	1,642,900	4,057,963	2.3%
Direct 7.1%					
Kowloon Development			6,520,000	3,427,245	2.0%
A-S China Plumbing Products, Ltd			450	3,199,999	1.9%
Captive Finance Ltd			2,000,000	3,000,000	1.7%
Moulin International Holdings, Ltd (2004 CB)			2,000,000	2,003,922	1.2%
New World Sun City, Ltd			83	449,422	0.3%
Singapore 4.2%					
Want Want Holdings, Ltd	WANT SP	US$0.80	4,800,000	3,840,000	2.2%
People's Food Holding	PFH SP	S$1.16	4,400,000	2,855,704	1.7%
Asia Dekor Holdings, Ltd	ADEK SP	US$0.08	7,374,000	589,920	0.3%
Cash 0.7%					

Objective

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the new policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

Contacts

The China Fund, Inc.

c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
http://www.chinafundinc.com